SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Files Registration Statement

for Share Offering as part of Recapitalization of Financial Structure

Reston, Virginia, and Montpellier, France – Dec 15, 2005 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), announced today that it has filed a registration statement with the U.S. Securities and Exchange Commission for a share offering that it will use to repay more than half of its total debt.

Genesys expects the offering to generate proceeds of U.S. $65 million (approximately €55 million). The proceeds will be used primarily to prepay amounts outstanding under the company’s principal credit facility, which will be amended as part of the overall financial recapitalization. If the offering is fully subscribed, the amount outstanding under the credit facility will decline to less than U.S.$38 million (approximately €32 million), compared to approximately U.S.$88 million (approximately €75 million) as of December 15, 2005.

The offering will be made to existing Genesys shareholders (including holders of American Depositary Shares), who will receive free of charge warrants that will give them the right to subscribe for new shares. The warrant exercise price will be established when the offering is launched.

As part of the recapitalization, the lenders under Genesys’ principal credit facility will agree to purchase any shares that are not subscribed by warrant holders in a two step process that will be subject to certain conditions. If that agreement would result in the lenders holding one-third or more of Genesys’ total share capital (a threshold that would otherwise require them to launch a mandatory tender offer under French law), the lenders will initially acquire shares that would keep them below this threshold, and their agreement to acquire the remainder will be subject to certain conditions, including approval by an extraordinary general shareholders’ meeting.

The lenders have requested that the French Autorité des marchés financiers exempt them from the French mandatory tender offer rules if they come to hold more than one-third of Genesys’ share capital following the extraordinary general shareholders’ meeting. The launch of the share offering will be subject to the receipt of that exemption.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A preliminary prospectus for the offering may be obtained from Genesys Conferencing, 1861 Wiehle Ave., Reston, Virginia, 20190, attention Patrick Janel, or on our web site at www.Genesys.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2004

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer